Exhibit 99.1 Granite Investor Day November 30, 2018 (All dollar references in CAD currency unless noted) Note: All Figures are in USD Unless Otherwise Noted (USD / CAD 1.3142, EUR / CAD 1.5345)Exhibit 99.1 Granite Investor Day November 30, 2018 (All dollar references in CAD currency unless noted) Note: All Figures are in USD Unless Otherwise Noted (USD / CAD 1.3142, EUR / CAD 1.5345)

PRESENTATION OF CERTAIN INFORMATION Unless otherwise indicated in this presentation, all information is presented as of September 30, 2018 and all financial information that is identified as current refers to the period ending September 30, 2018. For definitions of certain non-IFRS measures used in this presentation including funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, net operating income (“NOI”), income producing properties (“IPP”), internal rate of return (“IRR”), funds from operations per unit (“FFOPU”), payout ratio (“POR”), net leverage ratio, earnings before interest, income taxes, depreciation and amortization (“EBITDA”), please refer to Granite’s Management Discussion and Analysis (“MD&A”) for the third quarter of 2018. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to ‘‘NON-IFRS MEASURES’’ in Granite’s MD&A for definitions and reconciliations of non-IFRS measures to IFRS financial measures. This presentation may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 as amended, the United States Securities Exchange Act of 1934 as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s expectations with respect to: the future composition of its property portfolio with respect to the region, market type, investment profile and asset type of its properties (including its 2020 and 2023 targets); its other strategic targets for 2020, including with respect to square footage, gross book value, net leverage and Magna concentration; its potential trading multiples in 2020; the elements of its phased strategy as outlined on slide [5], including the potential enhancement of its US presence, its entrance to key distribution markets in the US and Europe and its ability to optimize its balance sheet and cost of capital; its target for capital spending over the next five years on development; its ability to preserve and potentially enhance its current credit ratings and the potential benefits of enhancing its ratings; expected trends relating to e-commerce; and statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as may , would , could , will , likely , expect , anticipate , believe , intend , plan , forecast , “target”, project , estimate”, “seek”, “stand to” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to: the ability of Granite to find satisfactory acquisition, disposition, and development opportunities; Granite’s ability to dispose of any non-core assets on satisfactory terms; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio, optimize its balance sheet and maintain a prudent capital structure; changes to the methodologies used to calculate Granite’s credit ratings; and the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 1, 2018 (the Annual Information Form). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information, and is incorporated herein by reference. This presentation is qualified in its entirety by the information in such risk factors, which readers are strongly advised to review. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this presentation to reflect subsequent information, events or circumstances or otherwise. 1PRESENTATION OF CERTAIN INFORMATION Unless otherwise indicated in this presentation, all information is presented as of September 30, 2018 and all financial information that is identified as current refers to the period ending September 30, 2018. For definitions of certain non-IFRS measures used in this presentation including funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, net operating income (“NOI”), income producing properties (“IPP”), internal rate of return (“IRR”), funds from operations per unit (“FFOPU”), payout ratio (“POR”), net leverage ratio, earnings before interest, income taxes, depreciation and amortization (“EBITDA”), please refer to Granite’s Management Discussion and Analysis (“MD&A”) for the third quarter of 2018. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to ‘‘NON-IFRS MEASURES’’ in Granite’s MD&A for definitions and reconciliations of non-IFRS measures to IFRS financial measures. This presentation may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 as amended, the United States Securities Exchange Act of 1934 as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s expectations with respect to: the future composition of its property portfolio with respect to the region, market type, investment profile and asset type of its properties (including its 2020 and 2023 targets); its other strategic targets for 2020, including with respect to square footage, gross book value, net leverage and Magna concentration; its potential trading multiples in 2020; the elements of its phased strategy as outlined on slide [5], including the potential enhancement of its US presence, its entrance to key distribution markets in the US and Europe and its ability to optimize its balance sheet and cost of capital; its target for capital spending over the next five years on development; its ability to preserve and potentially enhance its current credit ratings and the potential benefits of enhancing its ratings; expected trends relating to e-commerce; and statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as may , would , could , will , likely , expect , anticipate , believe , intend , plan , forecast , “target”, project , estimate”, “seek”, “stand to” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to: the ability of Granite to find satisfactory acquisition, disposition, and development opportunities; Granite’s ability to dispose of any non-core assets on satisfactory terms; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio, optimize its balance sheet and maintain a prudent capital structure; changes to the methodologies used to calculate Granite’s credit ratings; and the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 1, 2018 (the Annual Information Form). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information, and is incorporated herein by reference. This presentation is qualified in its entirety by the information in such risk factors, which readers are strongly advised to review. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this presentation to reflect subsequent information, events or circumstances or otherwise. 1

MISSION, VISION, PRIORITIES MISSION Generate stable & growing cash flow and maximize total return for GRT unitholders VISION Build the highest quality industrial REIT in Canada PRIORITIES Institutional quality portfolio in key e-commerce and distribution markets Industry-leading management platform Performance & NAV growth through active management Conservative capital structure Strong corporate governance and unitholder alignment 2 3MISSION, VISION, PRIORITIES MISSION Generate stable & growing cash flow and maximize total return for GRT unitholders VISION Build the highest quality industrial REIT in Canada PRIORITIES Institutional quality portfolio in key e-commerce and distribution markets Industry-leading management platform Performance & NAV growth through active management Conservative capital structure Strong corporate governance and unitholder alignment 2 3

SUMMARY OF 2020 STRATEGIC TARGETS

Granite Current & Granite 2020

Current



MPP 28%
SPP 27%
MLP 45%
EUR 50%
CAN 18%
USA 32%
SF: 32.5M
GBV: $3.2B
NOI: $214M

Cons. FFOPU / POR	$3.66 / 77%
Consensus P/FFO & P/AFFO	15.0x /15.9x
Unit Price	~$55.00
EV	$3.0B
Net Leverage	16%
Magna GLA/Rev %	48%/57%

Phase I

2020



SPP ~20%
MPP ~15%
MLP ~65%
EUR ~40%
CAN ~20%
USA ~40%
SF: 40M+
GBV: $4.0B+

FFOPU / POR	
P/FFO / P/AFFO	
Unit Price (est.)	
EV	
Net Leverage	35% - 40%
Magna GLA/Rev %	<40% / <50%

De-risking and transforming the portfolio while creating value and maintaining financial flexibility

SPP – Special Purpose Properties; MPP – Multi-Purpose Properties; MLP – Modern Logistics Properties.
Current financial information as per Granite Q3 2018 Financial Report; Market data as at October 2018.

3

PEER TRADING SUMMARY

Canadian Peers	US Peers



27.5x
22.5x
17.5x
12.5x
7.5x
P/FFO
16.0x
15.0x
mean: 13.4x
AP AAR 2020 FCR GRT SMU REI WIR SRU CHP HR DIR CRT AX
Payout % 69% 78% 74% 68% 80% 82% 80% 77% 76% 71% 78% 77% 63% 80%



27.5x
22.5x
17.5x
12.5x
7.5x
P/FFO
mean: 19.3x
16.0x
15.0x
REXR TRNO PLD DRE EGP FR MNR 2020 LPT GRT STAG
Payout % 63% 70% 61% 58% 54% 53% 67% 74% 61% 80% 76%



35.0x
30.0x
25.0x
20.0x
15.0x
10.0x
P/AFFO
16.9x
15.9x
mean: 15.5x
AP AAR FCR 2020 SMU WIR GRT REI CHP SRU HR DIR CRT AX
Payout % 86% 92% 75% 78% 96% 91% 84% 91% 87% 82% 92% 90% 75% 104%



35.0x
30.0x
25.0x
20.0x
15.0x
10.0x
P/AFFO
mean: 22.3x
16.9x
15.9x
TRNO REXR EGP PLD DRE FR LPT 2020 MNR GRT STAG
Payout % 87% 70% 72% 69% 65% 61% 77% 78% 68% 84% 80%

Significant value enhancement potential through multiple expansion

Note: 2020 illustrates the potential target trading multiples for GRT in 2020 which assumes a 1.0x multiple expansion.
PIRET (AAR) multiples based upon unaffected trading price on day prior to Blackstone's acquisition announcement.
Sourced from Bloomberg and other public company filings dated October 2018

4

PHASES OF STRATEGY

REORGANIZATION
2016-2018

- Change in Board composition
- New CEO appointed
- Changes to Real Estate Leadership Team

PHASE I – BUILDING THE FOUNDATION
2018-2020

- Refocused Board & Management Teams
- Sale of select non-core SPP in Canada & US
- Platform enhancements & US presence
- Entrance to key distribution markets in US & Europe
- Establish development program

PHASE II – ACCELERATED TRANSFORMATION
2019-2023

- Achieve critical mass in target markets
- Finalize Austria asset strategy
- Optimize balance sheet & cost of capital
- Mature development program in place
- Increase activity in Canada

Transformation continues & accelerates

5

INVESTMENT TARGETS BY RETURN PROFILE & TYPE

Investment Profile

CORE
Stabilized Class A assets in core target markets
5.5-7.0% IRR

YIELD/VALUE-ADD
IPP in Tier II markets & E-Commerce Hubs
Value-add assets with vacancy and/or redevelopment characteristics
In-fill locations
8.0-12.0% IRR

OPPORTUNISTIC
IPP in emerging E-Commerce markets
Land for development
12.0-20.0% IRR

Target Allocation by Investment Profile


10-20%
50%
30-40%
Core
Value-Add
Opportunistic

Target Allocation by Asset Type


5%
5%
10%
50%
30%
Warehouse/DC
Crossdock/Fulfillment
Light Industrial
Flex
Cold Storage

Striking the right balance between return & risk

6

INVESTMENT TARGETS BY MARKET

Market Type

Tier I

PF Current*:	12.1M SF
Total 2023 – Low:	~20 M SF
Total 2023 – High:	~25 M SF

Tier II & E-Commerce Hubs

PF Current*:	11.4M SF
Total 2023 – Low:	~15 M SF
Total 2023 – High:	~20 M SF

Emerging E-Commerce Hubs

PF Current*:	0.3M SF
Total 2023 – Low:	~3 M SF
Total 2023 – High:	~5 M SF

Target Portfolio Allocation by Market Type


7%
42%
51%
Tier I
Tier II & E-Commerce Hubs
Emerging E-Commerce Hubs

Target Portfolio Allocation by Region


30%
50%
20%
U.S.A.
Canada
Europe

Positioning the portfolio for superior total returns

*Pro-forma Current reflects current portfolio adjusted for identified acquisitions & dispositions.

7

MARKET AND ASSET CONSIDERATIONS Invest selectively/opportunistically in Target markets with superior Focus on modern facilities that meet evolving property types and markets economic conditions and market the demands of E-Commerce and benefiting from technological fundamentals traditional distribution users advancement/E-Commerce trends Proximity to major MSAs Modern characteristics Cold Storage (Food & Pharma) Available labour Lower capex requirements Strategic location Potential for expansion or Multi-Level redevelopment Population Growth Strategic location within market Liquidity Transport facilities Captive tenancy Major infrastructure Focusing on characteristics that meet current and evolving user demand 8MARKET AND ASSET CONSIDERATIONS Invest selectively/opportunistically in Target markets with superior Focus on modern facilities that meet evolving property types and markets economic conditions and market the demands of E-Commerce and benefiting from technological fundamentals traditional distribution users advancement/E-Commerce trends Proximity to major MSAs Modern characteristics Cold Storage (Food & Pharma) Available labour Lower capex requirements Strategic location Potential for expansion or Multi-Level redevelopment Population Growth Strategic location within market Liquidity Transport facilities Captive tenancy Major infrastructure Focusing on characteristics that meet current and evolving user demand 8

DEVELOPMENT AS PART OF GROWTH STRATEGY Leverage our in-house expertise to pursue and execute on development and redevelopment opportunities Target ∼$300M in capital over the next five years on development Develop properties having state-of-the-art design characteristics meeting evolving trends in tenant requirements Target higher yield & IRR in core markets and enhanced growth prospects Partner with experienced developers in select target markets to manage risk and generate higher number of opportunities for scale Target IPP acquisition opportunities with redevelopment potential Incorporate sustainable practices throughout the development program Incorporate development into our growth plans to enhance IRR & platform value 9DEVELOPMENT AS PART OF GROWTH STRATEGY Leverage our in-house expertise to pursue and execute on development and redevelopment opportunities Target ∼$300M in capital over the next five years on development Develop properties having state-of-the-art design characteristics meeting evolving trends in tenant requirements Target higher yield & IRR in core markets and enhanced growth prospects Partner with experienced developers in select target markets to manage risk and generate higher number of opportunities for scale Target IPP acquisition opportunities with redevelopment potential Incorporate sustainable practices throughout the development program Incorporate development into our growth plans to enhance IRR & platform value 9

TARGET MARKETS - USA USA Transport routes by Volume 10 E-Commerce TriangleTARGET MARKETS - USA USA Transport routes by Volume 10 E-Commerce Triangle

TARGET MARKETS - CANADA 11TARGET MARKETS - CANADA 11

E-COMMERCE TRENDS - GENERAL Global E-Commerce sales expected to more than double by 2021 Estimated 30% of net absorption related to E-Commerce US E-Commerce sales expected to grow by ~50% by 2021 +$170B of additional annual retail sales in the US by 2022 requires over +200M SF of additional modern warehouse which requires ~800K additional workers Every $1 per hour of additional labour cost increases expenses +$1M with a 500 employee operation; whereas total annual rent is ~$1.8M - $2.5M $1B E-Commerce sales requires ~ 1.25M SF of distribution space E-Commerce sales require ~ 3x more space to fulfill sales 2012 – 2018 Average US Industrial land price per acre increased from under $50K to ~$150K for plots 50-500 acres $2 Trillion – Food is the largest single retail category 1 20% of each paycheck goes towards food and currently only 3% (US$24B) of grocery sales originate online 15% E-Commerce penetration in grocery = $100B in sales Growth in E-Commerce is driving unprecedented demand for distribution space Source: CBRE June 2018 Industrial Overview Report Source: Statistica.com 12E-COMMERCE TRENDS - GENERAL Global E-Commerce sales expected to more than double by 2021 Estimated 30% of net absorption related to E-Commerce US E-Commerce sales expected to grow by ~50% by 2021 +$170B of additional annual retail sales in the US by 2022 requires over +200M SF of additional modern warehouse which requires ~800K additional workers Every $1 per hour of additional labour cost increases expenses +$1M with a 500 employee operation; whereas total annual rent is ~$1.8M - $2.5M $1B E-Commerce sales requires ~ 1.25M SF of distribution space E-Commerce sales require ~ 3x more space to fulfill sales 2012 – 2018 Average US Industrial land price per acre increased from under $50K to ~$150K for plots 50-500 acres $2 Trillion – Food is the largest single retail category 1 20% of each paycheck goes towards food and currently only 3% (US$24B) of grocery sales originate online 15% E-Commerce penetration in grocery = $100B in sales Growth in E-Commerce is driving unprecedented demand for distribution space Source: CBRE June 2018 Industrial Overview Report Source: Statistica.com 12

LABOUR AS AN INCREASING MARKET FACTOR Markets with a deep labour pool and relatively low labour cost stand to benefit most from E-Commerce & logistics growth Markets with these attributes can expect higher rent growth, positive absorption and increased development Labour access and cost hold a tremendous financial weight in user’s location decisions Granite strategically targets these markets to capture increased relative yields coupled with strong potential rent growth Current Market Target Market Labour costs & availability are key decision factors Source: Business Insider & US Census reports Source: CBRE US Industrial Labor Market Trends Report 13LABOUR AS AN INCREASING MARKET FACTOR Markets with a deep labour pool and relatively low labour cost stand to benefit most from E-Commerce & logistics growth Markets with these attributes can expect higher rent growth, positive absorption and increased development Labour access and cost hold a tremendous financial weight in user’s location decisions Granite strategically targets these markets to capture increased relative yields coupled with strong potential rent growth Current Market Target Market Labour costs & availability are key decision factors Source: Business Insider & US Census reports Source: CBRE US Industrial Labor Market Trends Report 13

ORGANIZATIONAL PRINCIPLES

Collectively, our culture will be based on the following priorities:

Trust	Working & communicating with each other honestly and openly
Teamwork	Working together for optimal shared outcomes
Accountability	Taking responsibility for our own actions and the needs of the group
Stability	Providing a stable & predictable environment for our employees
Entrepreneurialism	Conducting ourselves like private business owners
Nimbleness & Creativity	Solving issues creatively and in a timely manner

Foster a results-oriented team environment rooted in trust and open communication

14

UTILIZING THE BALANCE SHEET

GRT is currently rated BBB/Baa2 with a stable outlook by DBRS/Moody's

Reducing Magna concentration to <40% by revenue and maintaining prudent capital structure will preserve and potentially enhance current ratings

A credit rating enhancement would reduce cost of debt and cost of capital and further enable acceleration of growth

		Credit Metrics Summary
Credit Metrics	**Moody's Baa1 Targets[3]**	**Q3 2018**
Debt / GBV	≤ 40%	**16%**
Debt / EBITDA[1]	≤ 5.5x	**2.8x**
EBITDA[1] / Fixed Charges[1]	> 4.0x	**9.2x**
Secured Debt / Assets	≤ 10%	**0%**
Magna % by Revenue[2]	< 40%	**57%**

Incremental Debt Capacity Q3 2018	
Net Debt / GBV	Incremental Debt (C$M)
16%	$ -
30%	$ 640
35%	$ 935
40%	$ 1,279

Available Liquidity Q3 2018	
Cash & Cash Equivalents	$ 193
Unused Credit Facility	$ 494
Assets Identified For Sale	$ 17
Total Liquidity	$ 703

Preserve and seek to enhance current investment grade ratings

[1] Figures based on Q3 2018 LTM data.
[2] Figures based on Annualized Q3 2018 data.
3 Moody's report dated April 12, 2018

15

KEY TARGET PORTFOLIO METRICS Summary of 2023 key target portfolio metrics by GLA Target Portfolio Allocation by Market Target Portfolio Allocation by Asset Type Target Portfolio Allocation by Geography 5% 4% 5% 6% 10% 30% 49% 49% 50% 41% 31% 20% Warehouse/DC Tier I Tier II/E-Commerce Hub Crossdock/Fulfillment USA Canada Europe Emerging E-Commerce Other Light Industrial Flex Hub SPP Positioning the portfolio for sustainable and superior total risk-adjusted returns 16KEY TARGET PORTFOLIO METRICS Summary of 2023 key target portfolio metrics by GLA Target Portfolio Allocation by Market Target Portfolio Allocation by Asset Type Target Portfolio Allocation by Geography 5% 4% 5% 6% 10% 30% 49% 49% 50% 41% 31% 20% Warehouse/DC Tier I Tier II/E-Commerce Hub Crossdock/Fulfillment USA Canada Europe Emerging E-Commerce Other Light Industrial Flex Hub SPP Positioning the portfolio for sustainable and superior total risk-adjusted returns 16